United States securities and exchange commission logo





                              July 2, 2021

       Richard J. Hendrix
       Chief Executive Officer
       Live Oak Acquisition Corp. II
       40 S Main Street, #2550
       Memphis, TN 38103

                                                        Re: Live Oak
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed June 8, 2021
                                                            File No. 333-256880

       Dear Mr. Hendrix:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed June 8, 2021

       Summary Term Sheet, page 7

   1. We note that you have attached a copy of the Business Combination Agreement and Plan of Reorganization as an
annex to the proxy statement/prospectus. Please incorporate the agreement by reference
into the proxy statement/prospectus by means of a statement to that effect, as
required by Item 4(c) of Form S-4.
       Summary of the Proxy Statement/Prospectus, page 26

   2. We note the information as to the trading price of your securities on page 17 and the fair market value of
Navitas' common stock on page 229. Please present this information in comparative columnar
format as required by Item 3(g) of Form S-4. Please also present the disclosures
required by Items 3(h), (i), and (k) of Form S-4.
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,2 2021 Page 2
Page
FirstName LastName
3. We note that certain shareholders agreed to waive their redemption rights, as described under the subheading "Sponsor Letter Amendment" on page 31. Please describe any consideration provided in exchange for this agreement.
4. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risk Factors, page 43

5. Please disclose the material risks to unaffiliated investors presented by taking Navitas public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
6.       We note Navitas    loan agreement, described on page 67, contains
restrictive covenants
         that may require a mandatory prepayment if Navitas merges with other companies or carries out certain change of control transactions. Please disclose whether the proposed business combination will trigger a prepayment and, if so, disclose the amount and potential material consequences.
Unaudited Pro Forma Condensed Combined Financial Information, page 107

7. We note the equity capitalization summary of the pro forma ownership of Class A common stock of the surviving corporation following the business combination and the
         PIPE financing in note 4 on page 115. Please revise footnote (2) to disclose the vesting terms for the Earnout Shares to the Eligible Navitas Equityholders. Please comply with this comment throughout the filing whenever this table is presented.
8. Refer to note 5(i) on page 116. It appears that transaction costs that are not offering costs, such as the costs reflected as an adjustment to retained earnings in the pro forma balance sheet, should be reflected as expenses in the pro forma statement of operations for the year ended December 31, 2020 as a non-recurring item.
9. Refer to notes 5(m) and 6(a) on page 116. Please address the following:

                Clarify the accounting for all earnout shares, including shares issuable to employee and non-employee equityholders;
                Clarify how you estimated the fair value of all earnout shares; Disclose the amount of any additional unrecognized compensation expense related to
              the earnout shares and the time periods when the expenses will be recorded;
                Provide a sensitivity analysis that quantifies the potential impact that a change in the
              per share market price of the post combination company   s common
stock could have
              on the pro forma balance sheet and pro forma statement of operations related to the earnout shares recorded as liabilities; and
                More fully explain the nature and potential impact of the stamp duty.
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,3 2021 Page 3
Page
FirstName LastName
10. Refer to note 6(c) on page 117. Please calculate all pro forma net loss per share amounts based on the weighted average shares outstanding during each period. In addition, please quantify all instruments not included in the calculations of pro forma loss per share because they are anti-dilutive.
The Business Combination, page 124

11. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
12. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warranties retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
13. It appears that underwriting fees for your initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis. Please also quantify the aggregate deferred underwriting fees payable to Jefferies and BofA Securities that are contingent on completion of the business combination.
14. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
The Business Combination   Background to the Business Combination, page 145

15. We note you completed your initial public offering on December 7, 2020, and held an introductory meeting with Navitas on December 20, 2020. Please revise to describe how
         Navitas was identified as a potential target and by whom, and how the initial negotiations were started and by whom. Please also describe any negotiation and marketing processes regarding the PIPE financing, including who selected potential investors, what relationships they have to the other parties (i.e., LOKB, your sponsor, Navitas, its affiliates, and the placement agents), and how the terms of the PIPE transactions were determined. Disclose if your sponsor, directors, officers, or their affiliates will participate in the private placement.
The Business Combination   Certain Navitas Projected Financial Information,
page 154

16. We note your statement on page 155, "The projections were prepared by, and are the responsibility of, Navitas and LOKB management." Please revise to describe clearly the
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,4 2021 Page 4
Page
FirstName LastName
         reasons why the financial projections were prepared and to clarify that you are responsible for the information included in the registration statement.
17. Describe fully the material assumptions underlying your financial projections and the limitations of the projections. We note assumptions contained in the analyst materials included as exhibits to your Form 8-K filed on June 23, 2021, for example those outlined by CFO Todd Glickman.
18. We note you have provided more than three years of financial projections. Please explain how the basis for the projections beyond year three is reasonable; for example, whether these forecasts reflect more than simple assumptions about growth rates. Clearly describe the factors or contingencies that would affect your projected revenue growth ultimately materializing.
19. We note references to projections throughout the negotiating process described on pages
         147-50. Please advise whether there are multiple "sets" of projections with different underlying assumptions, including in connection with the PIPE financing. If so, consider the need to disclose these projections and why they were prepared to make the presentation of the projections included in your filing materially complete.
The Business Combination   Interests of Certain Persons in the Business
Combination, page 157

20. Please revise to describe and quantify all the interests for each person individually.
         Please ensure that the information is consistent with the beneficial ownership information on page 255. Specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for LOKB   s officers and
directors, if
         material. Include a description or cross-reference to the change-in-control benefits described on page 228.
21. We note that Jefferies and BofA Securities performed additional services after your initial public offering and part of the underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each firm that are contingent on completion of the business combination.
Proposal No. 1   The Business Combination Proposal, page 169

22. Please revise to clarify whether shareholders are being requested to approve the PIPE financing and, if so, present this as a separate proposal. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Navitas   Overview, page 186

23. Please revise the phrase, "we have partnered with over 90% of major mobile OEMs," to clarify its meaning and scope.
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,5 2021 Page 5
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Navitas
Results of Operations, page 189

24. We note your risk factor on page 62 indicates that fluctuations in foreign exchange rates against the U.S. dollar could result in changes in reported revenues and operating results due to the foreign exchange impact of translating these transactions into U.S. dollars.
         Please enhance your discussions of results of operations for each period presented to quantify the impact of changes in revenues and expenses due to foreign currency translations, to the extent material.
Liquidity and Capital Resources, page 191

25. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-combination company due to the amount of cash redemptions.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 194

26. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.
Information about Navitas   Company Overview, page 198

27. Please balance disclosure of Navitas' competitive strengths and market opportunities with disclosure that the company has yet to operate at a profit level. Clarify the extent to which
         Navitas' products are in development stage or early-stage commercialization, including material hurdles to full-scale production and marketing.
28. In light of Navitas' dependence on Gallium, specifically describe the company's sources of supply of this raw material, together with any risks resulting from dependence on one or a limited number of suppliers. Please expand or revise related risks factors as appropriate.
Information about Navitas   Competitive Strengths, page 199

29. We note the statement, "Navitas has achieved a market-leading position in GaN power ICs by surmounting key challenges to commercialization, resulting in a best-in-class GaN IC solutions and a patented, multi-year advantage." Please revise to substantiate this statement and similar assertions elsewhere, for example on page 96, "we believe we are a clear leader in the GaN space."
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,6 2021 Page 6
Page
FirstName LastName
Information about Navitas   Intellectual Property, page 200

30.      Please revise to disclose the duration of Navitas' patents.
Information about Navitas   Competition, page 201

31. We note the projection here, "we will cross the cost-parity point with silicon within 2 years," as well as market projections on page 196. Please balance these with disclosure regarding the risk that Navitas' projections may not be realized and identify the material assumptions upon which these projections are based.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
LOKB
Critical Accounting Policies
Net Income Per Common Share, page 207

32. You disclose on page 208 that net income per share, basic and diluted for Class A common stock for the three months ended March 31, 2021 is calculated by dividing the income from investments held in the Trust Account of approximately $1,693,373, net of applicable franchise taxes of approximately $50,000, by the weighted average number of shares of Class A common stock outstanding for the period. However, you disclose on page F-12 that net income per share, basic and diluted for Class A common stock for the three months ended March 31, 2021 is calculated by dividing the income from investments held in the Trust Account of approximately $37,000, net of applicable franchise taxes of approximately $50,000, by the weighted average number of shares of
         Class A common stock outstanding for the period. Please correct this discrepancy.
Information about LOKB
Conflicts of Interest, page 220

33. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and LOKB   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Navitas. In addition, please clarify how LOKB's board considered those conflicts in negotiating and recommending the business combination.
34. We note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Beneficial Ownership of Securities, page 255

35. Please provide the information required by Item 201 of Regulation S-K in relation to both
         LOKB and Navitas' shares, including the number of holders.
36. Please disclose whether the sponsor will receive additional securities pursuant to an anti-
         dilution adjustment based on your additional financing activities; if so, quantify the
 Richard J. Hendrix
FirstName   LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
July 2, 2021NameLive Oak Acquisition Corp. II
July 2,7 2021 Page 7
Page
FirstName LastName
         number and value of securities and disclose the ownership percentages before and after the additional financing to highlight dilution to public stockholders.
37. Please provide further information regarding the 409A valuations of Navitas' stock described on page 229, including why the initial valuation was revised and what explains the nearly five-fold increase between the second and third valuations.
Experts, page 265

38. We note that Navitas engaged a new auditor to audit their financial statements as of and for the year ended December 31, 2020. Please provide the disclosures required by Item
         304 of Regulation S-K, including a letter from the former auditor filed as an exhibit to the registration statement agreeing or disagreeing with those disclosures. Although we note
         Navitas is the company being acquired, we also note the merger will be accounted for as a reverse recapitalization and that Navitas is the accounting acquirer and predecessor.
Live Oak Acquisition II - Interim Financial Statements
Note 8 - Fair Value Measurements, page F-17

39. Based on the numbers of warrants outstanding and the tabular disclosures related to changes in the fair values of the Public Warrants and Private Placement Warrants on page
         F-18, it appears the fair values of the Public Warrants and Private Placement Warrants disclosed in the table on page F-17 have been transposed. Please revise and ensure disclosures are correct and consistent throughout the filing.
Live Oak Acquisition II - Annual Financial Statements
Note 8 - Stockholders' Equity, page F-36

40. You disclose on page F-36 that there were 1,115,768 shares of Class A common stock issued and outstanding, excluding 24,184,232 shares of Class A common stock subject to possible redemption as of December 31, 2020; however, your balance sheets on pages F-2 and F-22, indicate there were 3,159,368 shares of Class A common stock issued and outstanding, excluding 22,140,632 shares of Class A common stock subject to possible redemption as of December 31, 2020. Please correct this discrepancy. Signatures, page II-6

41. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in their individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which they signed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard J. Hendrix
Live Oak Acquisition Corp. II
July 2, 2021
Page 8

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at 202-551-3866 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sherry Haywood at 202-551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard J. Hendrix
                                                           Division of
Corporation Finance
Comapany NameLive Oak Acquisition Corp. II
                                                           Office of
Manufacturing
July 2, 2021 Page 8
cc:       John Kupiec
FirstName LastName